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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 1 FOR THE MONTH OF JUNE, 2001




                              VISIBLE GENETICS INC.
                              ---------------------
                           (Exact name of Registrant)


             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F   X         Form 40-F
                                   -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes             No   X
                                   -----          -----

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                              VISIBLE GENETICS INC.

      On June 28, 2001, we announced that the US Food and Drug Administration (the "FDA") has completed its review of our 510(k) submission for our TRUGENE(TM) HIV-1 Genotyping Test and OpenGene(TM) system. The FDA has found our product to meet its requirements for clearance, subject to ordinary course labeling and other routine issues which will be addressed during the `DE NOVO' process or after clearance.

      As previously reported, after discussions with the FDA, we are pursuing our FDA approval under accelerated procedures permitted under the Food and Drug Administration Modernization Act of 1997. These procedures were designed to enable applicants to shorten the FDA review process for certain types of products.

      Under these procedures, we submitted a 510(k) premarket notification to the FDA, even though our TRUGENE(TM) HIV-1 Genotyping Test and OpenGene(TM) system do not presently qualify as Class II devices because they are not similar to existing devices already on the market. Therefore, as expected, the FDA has now issued a `Not Substantially Equivalent' ("NSE") letter stating that, although our products meet the FDA's requirements for safety and effectiveness, since there is currently no similar legally marketed product in this category, our product cannot be cleared as a 510(k) device. However, as contemplated under the `DE NOVO" review process of the Modernization Act procedures, we will now file a petition asking the FDA to classify the product as a Class II device based on its safety compared to other products. We will file our petition within 30 days, and the FDA will then have 60 days to rule on the petition. During this time and before final clearance can be granted, we will work with the FDA to finalize any outstanding label issues. If the FDA grants the petition, it will issue its order to permit us to begin commercial marketing based on its already completed review of our 510(k) application.

      This process of filing a 510(k) submission, receiving an NSE letter and filing a petition under the Modernization Act, although circuitous, has resulted in a shorter review process than if we had undertaken a premarket approval approach.

      This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making the new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

      We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                VISIBLE GENETICS INC.


Date: June 28, 2001             By: /s/ Richard T. Daly
                                    --------------------------------
                                    Name: Richard T. Daly
                                    Title: President and Chief Executive Officer